CUSIP No. 876851106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)*

Taylor Capital Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

876851106

(CUSIP Number)

Jennifer W. Steans

Financial Investments Corporation

50 East Washington Street, Suite 400

Chicago, Illinois 60602

(312) 494-4513

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876851106

1	Names of reporting persons Harrison I. Steans
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,842,569
	8	Shared voting power 0
	9	Sole dispositive power 1,842,569
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,842,569
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.9%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Jennifer W. Steans
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 246,895
	8	Shared voting power 1,298,740
	9	Sole dispositive power 246,895
	10	Shared dispositive power 1,298,740
11	Aggregate amount beneficially owned by each reporting person 1,545,635
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.5%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Charles E. Brinley
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 16,653
	8	Shared voting power 368,295
	9	Sole dispositive power 16,653
	10	Shared dispositive power 368,295
11	Aggregate amount beneficially owned by each reporting person 384,948
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.9%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Margot M. Brinley
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 161,328
	8	Shared voting power 223,620
	9	Sole dispositive power 161,328
	10	Shared dispositive power 223,620
11	Aggregate amount beneficially owned by each reporting person 384,948
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.9%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Justin W. Daab
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,689
	8	Shared voting power 310,031
	9	Sole dispositive power 5,689
	10	Shared dispositive power 310,031
11	Aggregate amount beneficially owned by each reporting person 315,720
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.5%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Leonard A. Gail
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 121,328
	8	Shared voting power 1,357,436
	9	Sole dispositive power 121,328
	10	Shared dispositive power 1,357,436
11	Aggregate amount beneficially owned by each reporting person 1,478,764
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.0%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Amy M. Heinrich
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 84,653
	8	Shared voting power 206,967
	9	Sole dispositive power 84,653
	10	Shared dispositive power 206,967
11	Aggregate amount beneficially owned by each reporting person 291,620
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.4%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Benjamin J. Hunter
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,000
	8	Shared voting power 0
	9	Sole dispositive power 5,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,000
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Maxine M. Hunter
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 985,778
	9	Sole dispositive power 0
	10	Shared dispositive power 985,778
11	Aggregate amount beneficially owned by each reporting person 985,778
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.8%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Peter M. Hunter
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,000
	8	Shared voting power 0
	9	Sole dispositive power 5,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,000
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Thomas B. Hunter III
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 945,778
	8	Shared voting power 40,000
	9	Sole dispositive power 945,778
	10	Shared dispositive power 40,000
11	Aggregate amount beneficially owned by each reporting person 985,778
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.8%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Thomas B. Hunter IV
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 107,342
	8	Shared voting power 160,000
	9	Sole dispositive power 107,342
	10	Shared dispositive power 160,000
11	Aggregate amount beneficially owned by each reporting person 267,342
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.3%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Thomas R. Hunter
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,250
	8	Shared voting power 0
	9	Sole dispositive power 1,250
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,250
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Tscharner D. Hunter
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,250
	8	Shared voting power 0
	9	Sole dispositive power 1,250
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,250
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Willard M. Hunter
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 70,992
	8	Shared voting power 165,000
	9	Sole dispositive power 70,992
	10	Shared dispositive power 165,000
11	Aggregate amount beneficially owned by each reporting person 235,992
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.2%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons James P. Kastenholz
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 40,676
	8	Shared voting power 1,504,959
	9	Sole dispositive power 40,676
	10	Shared dispositive power 1,504,959
11	Aggregate amount beneficially owned by each reporting person 1,545,635
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.5%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Adeline M. Morrison
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 56,350
	8	Shared voting power 196,428
	9	Sole dispositive power 56,350
	10	Shared dispositive power 196,428
11	Aggregate amount beneficially owned by each reporting person 252,778
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.1%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Harold M. Morrison
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 162,678
	8	Shared voting power 90,100
	9	Sole dispositive power 162,678
	10	Shared dispositive power 90,100
11	Aggregate amount beneficially owned by each reporting person 252,778
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.1%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Helen H. Morrison
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 248,661
	8	Shared voting power 206,967
	9	Sole dispositive power 248,661
	10	Shared dispositive power 206,967
11	Aggregate amount beneficially owned by each reporting person 455,628
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.2%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Lois L. Morrison
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 103,064
	8	Shared voting power 212,656
	9	Sole dispositive power 103,064
	10	Shared dispositive power 212,656
11	Aggregate amount beneficially owned by each reporting person 315,720
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.5%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Leo A. Smith
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,438,766
	9	Sole dispositive power 0
	10	Shared dispositive power 1,438,766
11	Aggregate amount beneficially owned by each reporting person 1,438,766
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.8%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Heather A. Steans
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 202,683
	8	Shared voting power 1,236,083
	9	Sole dispositive power 202,683
	10	Shared dispositive power 1,236,083
11	Aggregate amount beneficially owned by each reporting person 1,438,766
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.8%
14	Type of reporting person IN

CUSIP No. 876851106

1	Names of reporting persons Robin M. Steans
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 121,353
	8	Shared voting power 1,357,411
	9	Sole dispositive power 121,353
	10	Shared dispositive power 1,357,411
11	Aggregate amount beneficially owned by each reporting person 1,478,764
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.0%
14	Type of reporting person IN

This Amendment No. 6 to Schedule 13D is being filed to amend the Schedule 13D originally filed by Harrison I. Steans and Jennifer W. Steans on October 2, 2008, as amended by Amendment No. 1 thereto filed on December 10, 2009, Amendment No. 2 thereto filed on June 4, 2010, Amendment No. 3 thereto filed on August 9, 2010, Amendment No. 4 thereto filed by Harrison I. Steans, Jennifer W. Steans and those additional reporting persons identified therein (collectively, the “Amendment No. 4 Reporting Persons”) on February 14, 2011 and Amendment No. 5 thereto filed by the Amendment No. 4 Reporting Persons and those additional reporting persons identified therein (such persons, collectively, the “Reporting Persons” and the Schedule 13D as so amended, the “Schedule 13D”), related to the common stock, par value $.01 per share (the “Common Stock”), of Taylor Capital Group, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 9550 West Higgins Road Rosemont, Illinois 60018. As described herein, the primary purpose of this Amendment No. 6 is to supplement the Schedule 13D with information regarding: (i) additional shares of Common Stock received by certain of the Reporting Persons as a dividend on shares of Series C Preferred (as defined in Item 4) held by such Reporting Persons; and (ii) the current intent of certain of the Reporting Persons to (x) exercise all subscription rights, as well as oversubscription rights, to which they are entitled in the Rights Offering (as defined in Item 4) extended by the Issuer to the holders of certain of its securities, and (y) vote in favor of certain proposals to be considered at the upcoming Special Meeting (as defined in Item 4) of the Issuer’s stockholders. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged in all material respects. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

As discussed in greater detail in Item 4, which such information is incorporated by reference into this Item 3, subject to certain stockholder approvals, the Issuer anticipates consummating the Conversions (as defined in Item 4), pursuant to which all shares of its Series C Preferred (as defined in Item 4) and Series E Preferred (as defined in Item 4) will be converted into shares of Common Stock and Series G Preferred (as defined in Item 4), respectively, on or before December 31, 2011. Any shares of Common Stock to be acquired by the Reporting Persons as a result of the Conversions that have not previously been reported in Item 5 of the Schedule 13D will be solely attributable to the conversion of Series C Preferred shares held by the Reporting Person at a conversion rate higher than previously contemplated on the Schedule 13D. Because the conversion rate to be used in the Conversions, if consummated, will be based upon the closing price of the Common Stock on the trading day immediately preceding the conversion date, the number of any additional shares of Common Stock to be acquired by the Reporting Persons pursuant to the Conversions that have not previously been reported on the Schedule 13D cannot be determined at this time. Regardless, the Reporting Persons will not expend any additional funds to acquire any such shares of Common Stock, as the acquisition of such shares will result solely from the conversion of Series C Preferred shares already held by the Reporting Persons. Further detail with respect to any such additional shares of Common Stock acquired by the Reporting Persons pursuant to the Conversions will be provided following the actual acquisition of such shares. The Reporting Persons are not expected to acquire any shares of Series G Preferred pursuant to the Conversions, as they do not currently beneficially own, nor do they expect to acquire in the future, any shares of Series E Preferred.

In a separate matter, as discussed in greater detail in Item 4, which such information is incorporated by reference into this Item 3, certain of the Reporting Persons currently intend to exercise all subscription rights, as well as oversubscription rights, to which they are entitled in the Rights Offering extended by the Issuer to the holders of certain of its securities. Information regarding the number of shares of Common Stock to be acquired by the Reporting Persons pursuant to the Rights Offering, if consummated, as well as information with respect to the amount and source of funds to be used by the Reporting Persons to acquire such shares cannot be determined at this time, as such information is contingent upon certain factors, including, but not limited to, the extent to which the Issuer’s other securityholders exercise their subscription rights in the Rights Offering. While information regarding the source of funds to be used in the acquisition of any shares purchased pursuant to the Rights Offering is uncertain at this time, it is anticipated that the source of any such funds will be: (i) personal funds; (ii) borrowings under an existing loan facility with JPMorgan Chase Bank, N.A., with customary terms and conditions; or (iii) a combination thereof. Further detail with respect to any shares of Common Stock purchased by the Reporting Persons pursuant to the Rights Offering, including the amount and source of funds used to purchase such shares, will be provided following the actual acquisition of such shares.

Finally, as discussed in greater detail in Item 4, which such information is incorporated by reference into this Item 3, on each of April 15, July 15 and October 15, 2011, the Issuer elected to make dividend payments to the holders of Series C Preferred in the form of shares of Common Stock rather than in cash. Consequently, those Reporting Persons holding shares of the Series C Preferred on the record date for such dividend payments received additional shares of Common Stock, in the amounts provided in Item 4, in lieu of cash dividends. The additional shares of Common Stock reported as beneficially owned by each Reporting Person in Item 5 since the filing of Amendment No. 5 to the Schedule 13D were obtained solely pursuant to dividend payments described, and thus the Reporting Persons did not expend any additional funds to acquire such shares of Common Stock.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

On November 23, 2011, the Issuer filed a definitive proxy statement with the SEC regarding a special meeting of the holders of the Issuer’s Common Stock, 8% Non-Cumulative, Convertible Perpetual Preferred Stock, Series C (the “Series C Preferred”), and 8% Nonvoting, Non-Cumulative, Convertible Perpetual Preferred Stock, Series E (the “Series E Preferred”), called for December 27, 2011 (the “Special Meeting”). At the Special Meeting, the Issuer’s stockholders will consider certain proposals made by the Issuer’s Board of Directors to amend the respective terms of the Series C Preferred and Series E Preferred to provide the Issuer with the ability to convert each outstanding share of Series C Preferred and Series E Preferred into shares of Common Stock and Nonvoting Convertible Preferred Stock, Series G (the “Series G Preferred”), respectively, on or before December 31, 2011 (the “Conversions”). The Series C Preferred and Series E Preferred are otherwise not convertible at the Issuer’s option until the earlier of: (i) May 28, 2015; or (ii) the first date on which the volume-weighted average price of the Common Stock equals or exceeds $15.964 (subject to certain customary adjustments) for at least 20 trading days within any period of 30 consecutive trading days occurring after May 28, 2013.

The proposed amendments provide that each share of Series C Preferred converted pursuant to the Conversions, if consummated, would be converted into: (i) the same 2.03583 shares of Common Stock to which a holder of such Series C Preferred would have been entitled upon conversion of the Series C Preferred under its current terms; plus (ii) additional shares of Common Stock equal to the value of the future cash dividends that a holder of such Series C Preferred would have received through May 28, 2015, if declared, converted into shares of Common Stock based upon the closing price of the Common Stock on the trading day immediately preceding the conversion date. The proposed amendments also provide that each share of Series E Preferred converted pursuant to the Conversions, if consummated, would be converted into: (i) 2.03583 of Series G Preferred; plus (ii) additional shares of Series G Preferred equal to the value of the future cash dividends such holder of Series E Preferred would have received through May 28, 2015, if declared, converted into shares of Series G Preferred based upon the closing price of the Common Stock on the trading day immediately preceding the date of conversion. The Issuer has indicated that if the proposed amendments are approved by the stockholders, it anticipates consummating the Conversions shortly following the Special Meeting. The Reporting Persons currently intend to vote in favor of the proposals to amend the respective terms of the Series C Preferred and Series E Preferred.

Because the conversion rate to be used in the Conversions, if consummated, will be based upon the closing price of the Common Stock on the trading day immediately preceding the conversion date, the number of shares of Common Stock into which the shares of Series C Preferred beneficially held by the Reporting Persons will be converted pursuant to the Conversions cannot be determined at this time. Further detail with respect to any additional shares of Common Stock to be acquired by the Reporting Persons in the Conversions will be provided following the actual acquisition of such shares. The Reporting Persons are not expected to acquire any shares of Series G Preferred pursuant to the Conversions, as they do not currently beneficially own, nor do they expect to acquire in the future, any shares of Series E Preferred.

At the Special Meeting, the Issuer’s stockholders will also be asked to vote upon a proposal by the Issuer’s Board of Directors to amend Article Fifth of the Issuer’s Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to terminate the Issuer’s Executive Committee as of December 31, 2011. The Executive Committee, which along with the Issuer’s Board of Directors, has oversight responsibility with respect to various operational and strategic matters involving the Company and its wholly-owned subsidiary, Cole Taylor Bank, would otherwise remain in place until the earlier of June 30, 2015, or a Sale Transaction (as defined in the Certificate of Incorporation). The Reporting Persons, including Harrison I. Steans, who currently serves on the Executive Committee, currently intend to vote in favor of the proposal to amend Article Fifth of the Certificate of Incorporation to terminate the Issuer’s Executive Committee as of December 31, 2011.

In a separate matter, on November 23, 2011, the Issuer commenced a rights offering to its existing securityholders, through which it could raise up to $35.0 million in additional capital (the “Rights Offering”). In the Rights Offering, the Issuer distributed subscription rights to certain of its securityholders as of the record date for the Rights Offering, on a pro rata basis, allowing each holder to purchase a certain number of additional shares of stock. Securityholders exercising all of the subscription rights distributed to them will also be entitled to exercise an over-subscription privilege, pursuant to which they may purchase a portion of those shares offered in the Rights Offering for which other securityholders have not subscribed. Certain of the Reporting Persons intend to exercise all subscription rights, as well as oversubscription rights, to which they are entitled in the Rights Offering.

As noted in Item 3, information regarding the number of shares of Common Stock to be acquired by the Reporting Persons pursuant to the Rights Offering, as well as information with respect to the amount and source of funds to be used by the Reporting Persons to acquire such shares cannot be determined at this time, as such information is contingent upon certain factors, including, but not limited to, the extent to which the Issuer’s other securityholders exercise their subscription rights in the Rights Offering. Further detail with respect to the acquisition of shares of Common Stock by the Reporting Persons pursuant to the Rights Offering will be provided upon the actual purchase of such shares.

Finally, as detailed in Item 5, which such information is incorporated by reference into this Item 4, certain of the Reporting Persons beneficially own shares of the Series C Preferred. Pursuant to their terms, shares of the Series C Preferred have a liquidation amount of $25.00 per share, and the holders thereof are entitled to receive dividends on such liquidation preference, payable quarterly in arrears, at an annual rate of 8.0%, on January 15, April 15, July 15, and October 15 of each year. The Issuer elected to make such quarterly dividend payments payable on each of April 15, July 15 and October 15, 2011 in shares of Common Stock in lieu of cash. The number of shares of Common Stock paid on each share of Series C Preferred as of the record date for the respective dividend dates was calculated by dividing (x) the cash dividend that otherwise would have been declared on such shares of Series C Preferred of $0.50 per share by (y) the closing bid price on the Nasdaq Global Select Market for a share of Common Stock on the trading day prior to the day that each of the respective dividends was declared.

The details of the aggregate number of shares of Common Stock received as a dividend in 2011 by each respective Reporting Person holding shares of Series C Preferred as of the applicable dividend record dates is as follows:

Reporting Person(1)	Shares of Common Stock Received in Lieu of Cash Dividends
Harrison I. Steans	28,214
Jennifer W. Steans (2)	2,817
Charles E. Brinley	1,385
Margot M. Brinley	1,385
Justin W. Daab	368
Leonard A. Gail (3)	3,373
Amy M. Heinrich	1,385
Thomas B. Hunter, III	11,646
Thomas B. Hunter, IV	1,753
Willard M. Hunter	831
James P. Kastenholz (4)	2,680
Harold M. Morrison	1,385
Helen H. Morrison	3,465
Lois L. Morrison	1,478
Leo A. Smith (5)	1,988
Heather A. Steans	2,772

Reporting Person(1)	Shares of Common Stock Received in Lieu of Cash Dividends
Robin M. Steans	1,385
Entity related to Margot M. Brinley, Amy M. Heinrich, Helen H. Morrison, and Lois L. Morrison (6)	3,742
Entities related to Heather, Jennifer and Robin Steans, collectively (7)	20,151

Total	92,203

(1)	Does not include shares held by persons or entities other than the Reporting Person, unless noted otherwise.
(2)	Includes shares received as custodian for a child of the Reporting Person, as detailed in the notes to the beneficial ownership table provided in Item 5.
(3)	Includes 1,988 shares received by the Robin Steans 1999 Descendants Trust, of which Mr. Gail serves as trustee.
(4)	Includes 1,988 shares received by the Jennifer Steans 1999 Descendants Trust, of which Mr. Kastenholz serves as trustee.
(5)	Consists solely of shares received by the Heather Steans 1999 Descendants Trust, of which Mr. Smith serves as trustee.
(6)	Refers to Foursquare Investments, LLC, of which Margot M. Brinley, Amy M. Heinrich, Helen H. Morrison, and Lois L. Morrison are the four managing members.
(7)	These entities include: (i) the 1996 Steans Family Trust, of which Heather, Jennifer and Robin Steans are co-trustees, which received 3,697 shares; and (ii) PCB Limited Partnership, of which Heather, Jennifer and Robin Steans are the three general partners, which received 16,454 shares.

As with all other Issuer securities beneficially owned by the Reporting Persons, all shares of Common Stock paid to the Reporting Persons in lieu of cash dividends on the Series C Preferred, as well as any additional shares of Common Stock acquired by the Reporting Persons pursuant to the Conversions or the Rights Offering, will be held for investment purposes, and each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals or contractual restrictions, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Finally, except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. As previously disclosed, however, each Reporting Person may, at any time and from time to time, review or reconsider its, his or her position and/or change its, his or her purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

(a)—(b) The following table sets forth for each of the Reporting Persons: (i) the number of shares of Common Stock beneficially owned by such Reporting Person as of the close of business on November 30, 2011; and (ii) the percentage of the outstanding Common Stock that such number represents. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power, as well as any shares that such person has the right to acquire within 60 days of the applicable date, including through the exercise of warrants or other rights or the conversion of another security. As indicated in the footnotes notes below, several of the Reporting Persons share voting or investment power over certain shares. The full amount of shares over which each Reporting Person has shared investment or voting power is reported for each Reporting Person sharing such power.

Therefore, certain shares are reflected as being beneficially owned by multiple Reporting Persons. The applicable percentage ownership for each person listed below is based upon the sum of (i) 20,417,428 shares of Common Stock outstanding as of November 21, 2011, as reported by the Issuer in its Prospectus Supplement filed with the SEC on November 23, 2011; and (ii) the shares of Common Stock subject to FIC Warrants, the warrants issued on September 29, 2008, the warrants issued on May 28, 2010 and the Series C Preferred Stock beneficially owned by the appropriate Reporting Person.

	Common Shares Beneficially Owned
Reporting Person	Common Shares		Warrants issued on September 29, 2008 (1)		FIC Warrants		Series C Preferred Stock Conversion Shares		Warrants issued on May 28, 2010 (2)		Total	Percent
Harrison I. Steans	1,464,802		—		—		310,667		67,100		1,842,569	8.9%
Jennifer W. Steans	738,296	(4)	—		500,000	(3)	282,489	(5)	24,850	(6)	1,545,635	7.5%
Charles E. Brinley	308,512	(7)	—		—		71,761	(8)	4,675	(9)	384,948	1.9%
Margot M. Brinley	308,512	(7)	—		—		71,761	(8)	4,675	(9)	384,948	1.9%
Justin W. Daab	252,588	(10)	—		—		61,582	(11)	1,550	(12)	315,720	1.5%
Leonard A. Gail	682,069	(13)	—		500,000	(27)	274,345	(14)	22,350	(15)	1,478,764	7.0%
Amy M. Heinrich	235,127	(16)	—		—		56,493	(17)	—		291,620	1.4%
Benjamin J. Hunter	5,000		—		—		—		—		5,000	*
Maxine M. Hunter	795,646	(18)	15,000	(19)	—		128,257	(20)	46,875	(21)	985,778	4.8%
Peter M. Hunter	5,000		—		—		—		—		5,000	*
Thomas B. Hunter III	795,646	(18)	15,000	(19)	—		128,257	(20)	46,875	(21)	985,778	4.8%
Thomas B. Hunter IV	206,753	(22)	15,000	(23)	—		19,339		26,250	(24)	267,342	1.3%
Thomas R. Hunter	1,250		—		—		—		—		1,250	*
Tscharner D. Hunter	1,250		—		—		—		—		1,250	*
Willard M. Hunter	186,831	(25)	15,000	(23)	—		9,161		25,000	(26)	235,992	1.2%
James P. Kastenholz	738,296	(4)	—		500,000	(27)	282,489	(5)	24,850	(6)	1,545,635	7.5%
Adeline S. Morrison	186,385	(28)	15,000	(29)	—		15,268	(30)	36,125	(31)	252,778	1.1%
Harold M. Morrison	186,385	(28)	15,000	(29)	—		15,268	(30)	36,125	(31)	252,778	1.1%
Helen H. Morrison	369,207	(32)	—		—		79,396	(33)	7,025		455,628	2.2%
Lois L. Morrison	252,588	(10)	—		—		61,582	(11)	1,550	(12)	315,720	1.5%
Leo A. Smith	642,071	(34)	—		500,000	(27)	274,345	(35)	22,350	(36)	1,438,766	6.8%
Heather A. Steans	642,071	(34)	—		500,000	(3)	274,345	(35)	22,350	(36)	1,438,766	6.8%
Robin M. Steans	682,069	(13)	—		500,000	(3)	274,345	(14)	22,350	(15)	1,478,764	7.0%

*	Indicates that the Reporting Person owns less than one percent of the Issuer’s Common Stock.
(1)	Comprised of shares of Common Stock issuable upon exercise of warrants issued on September 29, 2008, at an exercise price of $10.00 per share. The warrants were issued in conjunction with a private placement of 8% subordinated notes of the Issuer on September 29, 2008. The warrants became exercisable on March 28, 2009, and will expire on September 29, 2013.

(2)	Comprised of shares of Common Stock issuable upon exercise of warrants issued on May 28, 2010, at an exercise price of $12.28 per share. The warrants were issued in conjunction with a private placement of 8% subordinated notes of the Issuer on May 28, 2010. The warrants became exercisable on November 24, 2010, and will expire on May 28, 2015.
(3)	Comprised of 500,000 shares of Common Stock issuable upon exercise of the FIC Warrant at an exercise price of $20.00 per share over which such person may be deemed to share investment and/or voting power. The FIC Warrant was issued pursuant to the management services agreement described in Item 4 in the Schedule 13D in exchange for services provided pursuant thereto. Jennifer W. Steans, Heather A. Steans and Robin M. Steans have shared investment and voting power with respect to these shares.
(4)	Comprised of shares held as follows: (i) 7,988 shares of Common Stock beneficially owned by James P. Kastenholz (the spouse of Jennifer W. Steans) as a trustee of the Jennifer Steans 1999 Descendants Trust; (ii) 30,692 shares of Common Stock beneficially owned by Mr. Kastenholz individually; (iii) 117,614 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners; (iv) 11,338 shares of Common Stock beneficially owned by Ms. Steans, as custodian for Nicholas J. Kastenholz (the son of Mr. Kastenholz and Ms. Steans); (v) 216,967 shares of Common Stock beneficially owned by Ms. Steans individually; (vi) 170,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; and (vii) 183,697 shares of Common Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), (iv), (vi) and (vii) hereof, and Mr. Kastenholz disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv), (v), (vi) and (vii) hereof.
(5)	Comprised of shares held as follows: (i) 21,905 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by James P. Kastenholz (the spouse of Jennifer W. Steans) as a trustee of the Jennifer Steans 1999 Descendants Trust; (ii) 22,903 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Steans individually; (iii) 7,634 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Mr. Kastenholz individually; (iv) 8,143 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Steans, as custodian for Nicholas J. Kastenholz (the son of Mr. Kastenholz and Ms. Steans); (v) 181,188 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by PCB Limited Partnership; and (vi) 40,716 shares of Common Stock issuable pursuant to Series C Preferred Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv), (v) and (vi) hereof, and Mr. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iv), (v) and (vi) hereof.
(6)	Comprised of shares held as follows: (i) 475 shares of Common Stock issuable pursuant to warrants beneficially owned by James P. Kastenholz (the spouse of Jennifer W. Steans) as a trustee of the Jennifer Steans 1999 Descendants Trust; (ii) 7,025 shares of Common Stock issuable pursuant to warrants owned by Ms. Steans individually; (iii) 2,350 shares of Common Stock issuable pursuant to warrants beneficially owned by Mr. Kastenholz individually; (iv) 2,500 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Steans, as custodian for Nicholas J. Kastenholz (the son of Mr. Kastenholz and Ms. Steans); and (v) 12,500 shares of Common Stock issuable pursuant to warrants held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv) and (v) hereof, and Mr. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iv) and (v) hereof.
(7)	Comprised of shares held as follows: (i) 141,385 shares of Common Stock beneficially owned by Margot M. Brinley (the spouse of Charles E. Brinley) individually; (ii) 1,385 shares of Common Stock beneficially owned by Mr. Brinley individually; and (iii) 165,742 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Brinley is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Brinley disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof, and Mr. Brinley disclaims beneficial ownership of the shares described in clauses (i) and (iii) hereof.
(8)	Comprised of shares held as follows: (i) 15,268 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Charles E. Brinley (the spouse of Margot M. Brinley) individually; (ii) 41,225 shares of Common Stock issuable pursuant to Series C Preferred Stock held by Foursquare Investments, LLC of which Ms. Brinley is one of four managing members and shares investment and voting power with respect to these shares; and (iii) 15,268 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Brinley. In accordance with Rule 13d-4, Mr. Brinley disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof, and Ms. Brinley disclaims beneficial ownership of the shares described in clauses (i) and (ii) hereof.

(9)	Comprised solely of 4,675 shares of Common Stock issuable pursuant to warrants beneficially owned by Margot M. Brinley (the spouse of Charles E. Brinley). In accordance with Rule 13d-4, Mr. Brinley disclaims beneficial ownership of all such shares described herein.
(10)	Comprised of shares held as follows: (i) 86,478 shares of Common Stock beneficially owned by Lois L. Morrison (the spouse of Justin W. Daab) individually; (ii) 368 shares of Common Stock beneficially owned by Mr. Daab individually; and (iii) 165,742 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Mr. Daab disclaims beneficial ownership of the shares described in clauses (i) and (iii) hereof, and Ms. Morrison disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof.
(11)	Comprised of shares held as follows: (i) 4,071 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Justin W. Daab individually (the spouse of Lois M. Morrison); (ii) 16,286 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Morrison; and (iii) 41,225 shares of Common Stock issuable pursuant to Series C Preferred Stock held by Foursquare Investments, LLC of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these share . In accordance with Rule 13d-4, Mr. Daab disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof, and Ms. Morrison disclaims ownership of the shares described in clauses (i) and (iii) hereof.
(12)	Comprised of shares held as follows: (i) 1,250 shares of Common Stock issuable pursuant to warrants beneficially owned by Justin W. Daab (the spouse of Lois L. Morrison) individually; and (ii) 300 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Morrison individually. In accordance with Rule 13d-4, Mr. Daab disclaims beneficial ownership of the shares described in clause (ii) hereof, and Ms. Morrison disclaims ownership of the shares described in clause (i) hereof.
(13)	Comprised of shares held as follows: (i) 7,988 shares of Common Stock beneficially owned by Leonard A. Gail (the spouse of Robin M. Steans) as a trustee of the Robin Steans 1999 Descendants Trust; (ii) 117,614 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners; (iii) 101,385 shares of Common Stock beneficially owned by Ms. Steans individually; (iv) 170,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; (v) 101,385 shares of Common Stock beneficially owned by Mr. Gail individually; and (vi) 183,697 shares of Common Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Mr. Gail disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), (iv) and (vi) hereof, and Ms. Steans disclaims ownership of the shares described in clauses (i), (ii), (iv), (v) and (vi) hereof.
(14)	Comprised of shares held as follows: (i) 21,905 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Leonard A. Gail (the spouse of Robin M. Steans) as a trustee of the Robin Steans 1999 Descendants Trust; (ii) 15,268 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Steans individually; (iii) 181,188 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by PCB Limited Partnership; (iv) 40,716 shares of Common Stock issuable pursuant to Series C Preferred Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees; and (v) 15,268 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Mr. Gail individually. In accordance with Rule 13d-4, Mr. Gail disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), and (iv) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv) and (v) hereof.
(15)	Comprised of shares held as follows: (i) 475 shares of Common Stock issuable pursuant to warrants beneficially owned by Leonard A. Gail (the spouse of Robin M. Steans) as a trustee of the Robin Steans 1999 Descendants Trust; (ii) 4,700 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Steans individually; (iii) 12,500 shares of Common Stock issuable pursuant to warrants held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees; and (iv) 4,675 shares of Common Stock issuable pursuant to warrants beneficially owned by Mr. Gail individually. In accordance with Rule 13d-4, Mr. Gail disclaims beneficial ownership of the shares described in clauses (i), (ii), and (iii) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii) and (iv) hereof.
(16)	Comprised of shares held as follows: (i) 69,385 shares of Common Stock beneficially owned by Ms. Heinrich individually; and (ii) 165,742 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Heinrich is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Heinrich disclaims beneficial ownership of the shares described in clause (ii) hereof.

(17)	Comprised of shares held as follows: (i) 15,268 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Heinrich individually; and (ii) 41,225 shares of Common Stock issuable pursuant to Series C Preferred Stock held by Foursquare Investments, LLC of which Ms. Heinrich is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Heinrich disclaims beneficial ownership of the shares described in clause (ii) hereof.
(18)	Comprised solely of shares beneficially owned by Thomas B. Hunter III (the spouse of Maxine M. Hunter) individually. In accordance with Rule 13d-4, Ms. Hunter disclaims beneficial ownership of all such shares described herein.
(19)	Comprised solely of warrants held by the Hunter Family Foundation of which Thomas B. Hunter III and Maxine M. Hunter are two of four co-trustees. In accordance with Rule 13d-4, Mr. and Ms. Hunter disclaim beneficial ownership of all shares of Common Stock issuable pursuant to such warrants described herein.
(20)	Comprised solely of shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Thomas B. Hunter III (the spouse of Maxine M. Hunter) individually. In accordance with Rule 13d-4, Ms. Hunter disclaims beneficial ownership of all such shares described herein.
(21)	Comprised of shares held as follows: (i) 21,875 shares of Common Stock issuable pursuant to warrants beneficially owned by Thomas B. Hunter III (the spouse of Maxine M. Hunter) individually; and (ii) 25,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation, over which Thomas B. Hunter III and Maxine Hunter are two of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clause (ii) hereof and Ms. Hunter disclaims beneficial ownership of the shares described in clauses (i) and (ii) hereof.
(22)	Comprised of shares held as follows: (i) 86,753 shares of Common Stock beneficially owned by Mr. Hunter individually; and (ii) 120,000 shares of Common Stock held by the Maxine M. Hunter Charitable Lead Annuity Trust, over which Mr. Hunter is one of two co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clause (ii) hereof.
(23)	Comprised of 15,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation of which Mr. Hunter is one of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described herein.
(24)	Comprised of shares held as follows: (i) 25,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation, over which Mr. Hunter is one of four co-trustees; and (ii) 1,250 shares of Common Stock issuable pursuant to warrants beneficially owned by Mr. Hunter individually. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clause (i) hereof.
(25)	Comprised of shares held as follows: (i) 61,831 shares of Common Stock held by Mr. Hunter directly; (ii) 5,000 shares held by Mr. Hunter, as custodian for Willard K. Hunter (the son of Mr. Hunter); and (iii) 120,000 shares of Common Stock held by the Maxine M. Hunter Charitable Lead Annuity Trust, over which Mr. Hunter is one of two co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof.
(26)	Comprised of 25,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation, over which Mr. Hunter is one of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described herein.
(27)	Comprised of 500,000 shares of Common Stock issuable upon exercise of the FIC Warrant over which Jennifer W. Steans (the spouse of Mr. Kastenholz), Heather A. Steans (the spouse of Mr. Smith) and Robin M. Steans (the spouse of Mr. Gail) have shared investment and voting power. In accordance with Rule 13d-4, Messrs. Kastenholz, Smith and Gail disclaim beneficial ownership of the shares described herein.
(28)	Comprised of shares held as follows: (i) 136,385 shares beneficially owned by Harold M. Morrison (the spouse of Adeline S. Morrison) individually; and (ii) 50,000 shares beneficially owned by Ms. Morrison individually. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of the shares described in clause (i) hereof and Mr. Morrison disclaims beneficial ownership of the shares described in clause (ii) hereof.

(29)	Comprised solely of shares issuable upon the exercise of warrants held by the Harold M. and Adeline S. Morrison Family Foundation of which Mr. and Ms. Morrison are co-trustees. In accordance with Rule 13d-4, Mr. and Ms. Morrison disclaim beneficial ownership of all shares of Common Stock issuable pursuant to such warrants described herein.
(30)	Comprised solely of shares issuable pursuant to Series C Preferred Stock beneficially owned by Harold M. Morrison (the spouse of Adeline S. Morrison) individually. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of all such shares described herein.
(31)	Comprised of shares held as follows: (i) 11,025 shares of Common Stock issuable pursuant to warrants beneficially owned by Harold M. Morrison (the spouse of Adeline S. Morrison) individually; (ii) 6,350 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Morrison individually; and (iii) 18,750 shares of Common Stock issuable pursuant to warrants held by the Harold M. and Adeline S. Morrison Family Foundation of which Mr. and Ms. Morrison are co-trustees. In accordance with Rule 13d-4, Mr. Morrison disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof, and Ms. Morrison disclaims beneficial ownership of the shares described in clauses (i) and (iii) hereof.
(32)	Comprised of shares held as follows: (i) 203,465 shares of Common Stock beneficially owned by Ms. Morrison individually; and (ii) 165,742 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of the shares described in clause (ii) hereof.
(33)	Comprised of shares held as follows: (i) 38,171 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Morrison individually; and (ii) 41,225 shares of Common Stock issuable pursuant to Series C Preferred Stock held by Foursquare Investments, LLC of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of the shares described in clause (ii) hereof.
(34)	Comprised of shares held as follows: (i) 7,988 shares of Common Stock beneficially owned by Leo A. Smith (the spouse of Heather A. Steans) as a trustee of the Heather Steans 1999 Descendants Trust; (ii) 117,614 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners; (iii) 162,772 shares of Common Stock beneficially owned by Ms. Steans individually; (iv) 170,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; and (v) 183,697 shares of Common Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Mr. Smith disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), (iv) and (v) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iv), and (v) hereof.
(35)	Comprised of shares held as follows: (i) 21,905 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Leo A. Smith (the spouse of Heather A. Steans) as a trustee of the Heather Steans 1999 Descendants Trust; (ii) 30,536 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Steans individually; (iii) 181,188 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by PCB Limited Partnership; and (iv) 40,716 shares of Common Stock issuable pursuant to Series C Preferred Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Mr. Smith disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), and (iv), and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii), and (iv) hereof.
(36)	Comprised of shares held as follows: (i) 475 shares of Common Stock issuable pursuant to warrants beneficially owned by Leo A. Smith (the spouse of Heather A. Steans) as a trustee of the Heather Steans 1999 Descendants Trust; (ii) 9,375 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Steans individually; and (iii) 12,500 shares of Common Stock issuable pursuant to warrants held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Mr. Smith disclaims the shares described in clauses (i), (ii), and (iii) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clause (i) and (iii) hereof.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person. If, however, the Reporting Persons were considered to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act, the resultant group would be considered to be the beneficial owner of an aggregate of 6,275,724 shares of Common Stock, or approximately 28.3% of the Common Stock outstanding.

Certain employees of FIC and affiliated entities of such persons beneficially own shares of Common Stock and securities which are convertible into shares of Common Stock or otherwise can be exercised into Common Stock. None of the Reporting Persons has or shares voting or investment control over any of such persons or any of such entities or has any agreements with any of such persons or any of such entities with respect thereto, and each of the Reporting Persons disclaims beneficial ownership of such shares.

(c) As described in Items 3 and 4, on each of April 15, July 15 and October 15, 2011, the Issuer elected to make dividend payments to the holders of Series C Preferred in the form of shares of Common Stock rather than in cash. Consequently, those Reporting Persons holding shares of the Series C Preferred on the record date for such dividend payments received additional shares of Common Stock, in the amounts provided in Item 4, in lieu of cash dividends. The additional shares of Common Stock received by the Reporting Persons were solely the result of the dividend payment effected by the Issuer, were not the result of any election of or transaction effected by the Reporting Persons and no Reporting Person has effected any other transaction with respect to any Issuer securities in the past 60 days. The information provided with respect to Issuer’s payment of Series C Preferred dividends in the form of Common Stock contained in Items 3 and 4 is incorporated by reference into this Item 5(c).

(d) Except as described herein, no one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: December 9, 2011

By:	/s/ Harrison I. Steans	By:	/s/ Jennifer W. Steans
Name:	Harrison I. Steans	Name:	Jennifer W. Steans

By:	/s/ Charles E. Brinley	By:	/s/ Margot M. Brinley
Name:	Charles E. Brinley	Name:	Margot M. Brinley

By:	/s/ Justin W. Daab	By:	/s/ Leonard A. Gail
Name:	Justin W. Daab	Name:	Leonard A. Gail

By:	/s/ Amy M. Heinrich	By:	/s/ Benjamin J. Hunter
Name:	Amy M. Heinrich	Name:	Benjamin J. Hunter

By:	/s/ Maxine M. Hunter	By:	/s/ Peter M. Hunter
Name:	Maxine M. Hunter	Name:	Peter M. Hunter

By:	/s/ Thomas B. Hunter III	By:	/s/ Thomas B. Hunter IV
Name:	Thomas B. Hunter III	Name:	Thomas B. Hunter IV

By:	/s/ Thomas R. Hunter	By:	/s/ Tscharner D. Hunter
Name:	Thomas R. Hunter	Name:	Tscharner D. Hunter

By:	/s/ Willard M. Hunter	By:	/s/ James P. Kastenholz
Name:	Willard M. Hunter	Name:	James P. Kastenholz

By:	/s/ Adeline S. Morrison	By:	/s/ Harold M. Morrison
Name:	Adeline S. Morrison	Name:	Harold M. Morrison

By:	/s/ Helen H. Morrison	By:	/s/ Lois L. Morrison
Name:	Helen H. Morrison	Name:	Lois L. Morrison

By:	/s/ Leo A. Smith	By:	/s/ Heather A. Steans
Name:	Leo A. Smith	Name:	Heather A. Steans

By:	/s/ Robin M. Steans
Name:	Robin M. Steans

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of April 6, 2011 (incorporated by reference to Exhibit 1 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 6, 2011).